Exhibit 99.1

KNOT OFFSHORE PARTNERS LP

EARNINGS RELEASE—INTERIM RESULTS FOR THE QUARTER ENDED JUNE 30, 2015

Highlights

For the three months ended June 30, 2015, KNOT Offshore Partners LP (“KNOT Offshore Partners” or the “Partnership”):

•	Generated revenues of $37.0 million, operating income of $11.1 million and net income of $6.9 million

•	Generated Adjusted EBITDA of $28.8 million (1)

•	Generated distributable cash flow of $16.2 million (1)

•	Achieved strong operational performance with 100% utilization of the fleet

In addition, the Partnership:

•	Completed a 5,000,000 common unit offering in June 2015 raising approximately $114.2 million in net proceeds and an additional $2.4 million contribution from the Partnership’s general partner to maintain its 2% ownership in the Partnership.

•	Completed the acquisition of the company that owns and operates the shuttle tanker Dan Sabia, a 2012-built panamax offshore shuttle tanker operating under bareboat contract with Transpetro ending in January 2024.

•	Declared a cash distribution of $0.51 per unit with respect to the quarter ended June 30, 2015, payable on August 14, 2015 to unitholders of record as of the close of business on August 3, 2015.

Financial Results Overview

Total revenues were $37.0 million for the three months ended June 30, 2015 (the “second quarter”) compared to $36.2 million for the three months ended March 31, 2015 (the “first quarter”). The increase was primarily due to the Dan Sabia being included in the Partnership’s results of operations from June 15, 2015 and an additional day in the second quarter, as well as fleet utilization of 100% in the second quarter compared to 99.9% in the first quarter.

Due to a significant reduction in the price of the Partnership’s common units during the past few months, for accounting purposes, the Partnership recorded a non-cash impairment charge of $6.2 million in the second quarter of 2015. The impairment charge relates mainly to capitalized goodwill which arose in 2008 when the Partnership’s predecessor acquired the Windsor Knutsen and three other vessels then under construction, in a transaction that was then accounted for as a step transaction. This non-cash charge, which does not affect the Partnership’s operations, cash flows, liquidity, or any of its loan covenants, reduces the Partnership’s remaining goodwill balance to zero as of June 30, 2015.

Operating income for the three months ended June 30, 2015 was $11.1 million compared to $17.0 million for the three months ended March 31, 2015. The increase was largely due to the factors described above.

Net income for the three months ended June 30, 2015 was $6.9 million compared to $7.2 million for the three months ended March 31, 2015. Net income was impacted by the recognition of realized and unrealized gain on derivative instruments of $0.3 million in the three months ended June 30, 2015 as compared to a loss of $5.6 million for the three months ended March 31, 2015 as a result of increase in long term interest rates and the strengthening of the Norwegian Kroner against the dollar in the second quarter. The unrealized non-cash element of these amounts is a $1.6 million gain for the three months ended June 30, 2015 and a $4.6 million loss for the three months ended March 31, 2015.

(1)	Adjusted EBITDA and distributable cash flow are non-GAAP financial measures used by investors to measure the performance of master limited partnerships. Please see Appendix A for definitions of Adjusted EBITDA and distributable cash flow and a reconciliation to net income, the most directly comparable GAAP financial measure.

All nine of the Partnership’s vessels operated well throughout the second quarter of 2015. All the vessels achieved 100.0% utilization (no days off hire).

Distributable cash flow was $16.2 million for the three months ended June 30, 2015, compared to $16.4 million for the three months ended March 31, 2015. Because the second quarter distribution was payable on all outstanding common units at the record date, the coverage ratio for the three months ended June 30, 2015 was negatively impacted by the increase in common units outstanding following the June 2015 offering.

The quarterly cash distribution for the three months ended June 30, 2015 is $0.51 per unit, equivalent to an annual distribution of $2.04, representing a 36% increase from the minimum quarterly distribution set at the Partnership’s initial public offering (“IPO”). Subsequent to the acquisition of the Dan Sabia, management has recommended to the Board of Directors of the Partnership (the “Board”) an increase in the quarterly cash distribution with respect to the quarter ended September 30, 2015 of between $0.01 and $0.015 per unit. This corresponds to an annual increase of between $0.04 and $0.06 per unit, or approximately 2.0% to 3.0% per unit, to an annualized distribution of between $2.08 and $ 2.10 per unit. Any such increase would be conditioned on, among other things, approval of such increase by the Board and the absence of any material adverse developments or potentially attractive opportunities that would make such an increase inadvisable.

Financing and Liquidity

As of June 30, 2015, the Partnership had cash and cash equivalents of $71.4 million and undrawn revolving credit facility of $20 million. Total interest bearing debt outstanding was $618.8 million. The average interest rate paid on the Partnership’s outstanding debt during the quarter ended June 30, 2015 was approximately 2.3% over LIBOR.

As of June 30, 2015, the Partnership had entered into various interest rate swap agreements for a total notional amount of $412.3 million to hedge against the interest rate risks of its variable rate borrowings. The Partnership does not apply hedge accounting for derivative instruments. Under the terms of the interest rate swap agreements, the Partnership receives interest based on three or six month LIBOR and pays a weighted average interest rate of 1.55%.

As of June 30, 2015, the Partnership’s net exposure to floating interest rate fluctuations on its outstanding debt was approximately $135.1 million based on total net interest-bearing bank debt of $618.8 million, less the interest rate swaps of $412.3 million and less cash and cash equivalents of $71.4 million.

The Partnership’s outstanding interest bearing debt of $618.8 million as of June 30, 2015 is repayable as follows:

	Annual repayment	Balloon repayment
(US $ in thousands)
Remainder of 2015	$21,359	$—
2016	43,118	—
2017	43,518	—
2018	42,587	136,500
2019	23,332	237,678
2020 and thereafter	57,800	12,940

Total	$231,714	$387,118

Follow-on Equity Offering

On June 2, 2015, the Partnership sold 5,000,000 common units in an underwritten public offering (the “June 2015 offering”). In connection with the June 2015 offering, the General Partner contributed a total of $2.4 million in order to maintain its 2% general partner interest in the Partnership. The Partnership’s total net proceeds from the June 2015 offering and the General Partner’s contribution were $116.6 million. The Partnership used the net proceeds to fund the cash portion of the purchase price of the Dan Sabia and to repay its $20 million revolving credit facility, the seller’s credit of $12.0 million provided by Knutsen NYK Offshore Tankers AS (“Knutsen NYK”) in connection with the acquisition of the Dan Cisne and $7.5 million of the credit facility related to the Dan Sabia as described below. The remainder of the net proceeds is available for general partnership purposes.

Acquisition of Dan Sabia

On June 15, 2015, the Partnership’s wholly owned subsidiary, KNOT Shuttle Tankers AS, acquired KNOT Shuttle Tankers 21 AS (“KNOT 21”), the company that owns and operates the shuttle tanker Dan Sabia, from Knutsen NYK for a purchase price of $103.0 million less approximately $64.5 million of existing bank debt (the “Dan Sabia Loan”) and other purchase price adjustments of $2.7 million. KNOT 21 prepaid $7.5 million of the Dan Sabia Loan at closing. The remaining $57.0 million is repayable in semi-annual installments over nine years, and a balloon payment of $6.5 million is due in January 2024. The Dan Sabia Loan bears interest at an annual rate equal to LIBOR plus a margin of 2.4%.

Windsor Knutsen Charter Amendment

In April 2014, BG Group Plc (“BG”) notified the Partnership that it would not exercise its option to extend the Windsor Knutsen time charter after the expiration of its initial term. In July 2014, the vessel was re-delivered. In June 2014, the Partnership entered into a new two-year time charter contract, which was subsequently amended in June 2015 (the “June 2015 Amendment”), with BG for the Windsor Knutsen that will commence in the fourth quarter of 2015. The June 2015 Amendment provides that BG will have three more one-year extension options, in addition to its existing three one-year extension options (a total of six one-year extension options), and it reduces the time charter rate for the initial term of the charter by 3.4%. As a result of the June 2015 Amendment, the Partnership estimates that the next dry-docking of the Windsor Knutsen will take place in the first half of 2017, instead of the previously estimated August or September of 2015. Knutsen NYK’s agreement to compensate the Partnership for any difference between the original time charter rate and the new time charter rate pursuant to the omnibus agreement entered into with Knutsen NYK in connection with the IPO (the “omnibus agreement”) will remain in effect until April 2018.

2015 Annual Meeting

On August 12, 2015, the Partnership held its annual meeting of limited partners and Andrew Beveridge was re-elected to the Board of Directors of the Partnership for a term that will expire at the 2019 annual meeting of limited partners.

Outlook

As of June 30, 2015, the Partnership’s current fleet of nine vessels has an average remaining fixed contract duration of 5.2 years. In addition, the charterers of our time charter vessels have options to extend their charters by an additional 2.2 years on average.

The Partnership has or expects to receive options to acquire six vessels controlled by Knutsen NYK pursuant to the terms of the omnibus agreement. Two of these vessels are currently operating under long-term charters, and four are under construction in South Korea and China. As of June 30, 2015, the average remaining fixed contract time for these vessels is 6.4 years. In addition, the charterers have options to extend these charters by 10.2 years on average.

Under the omnibus agreement, the Partnership has the option to purchase the Ingrid Knutsen and the Raquel Knutsen from Knutsen NYK within 24 months of their delivery to charterers. Delivered to a subsidiary of ExxonMobil in February 2014, the Ingrid Knutsen is operating under a time charter that expires in 2024, with charterer’s options to extend until 2029. The Raquel Knutsen, delivered in 2015, is chartered to Repsol Sinopec Brazil BV under a time charter that expires in 2025, with charterer’s options to extend until 2030.

In January 2015, Knutsen NYK announced an agreement for a long-term time charter with an international oil company of a new DP2 Suezmax shuttle tanker with delivery in the first quarter of 2017. The vessel has been ordered at Cosco Zhoushan shipyard in China and will be a sister vessel of the Raquel Knutsen. The shuttle tanker is expected to operate in Brazil. Pursuant to the omnibus agreement, the Partnership will have the option to acquire this vessel from Knutsen NYK following acceptance by the charterer of the vessel.

In connection with the September 12, 2014 contract between Knutsen NYK and a subsidiary of BG for two Suezmax-size DP2 shuttle tanker newbuildings, BG received an option, for a period of one year, to contract up to two more shuttle tanker newbuildings. In June 2015, BG exercised its option for an additional vessel, and Knutsen NYK entered into a new long-term charter with a subsidiary of BG to provide shuttle tanker services in Brazil beginning in mid-2017. This charter will have a minimum term of 5 years, with options for BG to extend for an additional 15 years. BG has a remaining option to contract one additional shuttle tanker. These newbuildings are all under construction at Hyundai Heavy Industries in South Korea. The Partnership will have the option to acquire each of these vessels from Knutsen NYK pursuant to the omnibus agreement following acceptance by BG of each such vessel.

Pursuant to the omnibus agreement, the Partnership also has the option to acquire from Knutsen NYK any offshore shuttle tankers that Knutsen NYK acquires or owns that are employed under charters for periods of five or more years.

There can be no assurance that the Partnership will acquire any vessels from Knutsen NYK.

The Board believes that there will be opportunities for growth for the Partnership beyond the current identified acquisition candidates, and the demand for offshore shuttle tankers will continue to grow over time based on identified projects. Future oil price developments will influence the growth of offshore oil production activity when existing projects are completed.

The Board is pleased with the development of new business opportunities and the results of operations of the Partnership for the quarter ended June 30, 2015, and is confident that the Partnership remains positioned to grow its earnings and distributions.

About KNOT Offshore Partners LP

KNOT Offshore Partners owns, operates and acquires shuttle tankers under long-term charters in the offshore oil production regions of the North Sea and Brazil. KNOT Offshore Partners owns and operates a fleet of nine offshore shuttle tankers with an average age of 3.8 years operating under long-term charters.

KNOT Offshore Partners is structured as a publicly-traded master limited partnership. KNOT Offshore Partners’ common units trade on the New York Stock Exchange under the symbol “KNOP.”

The Partnership plans to host a conference call on Thursday, August 13, 2015 at noon (Eastern Time) to discuss the results for the second quarter of 2015. All unitholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing 1-855-209-8259 or 1-412-542-4105, if outside North America.

•	By accessing the webcast, which will be available on the Partnership’s website: www.knotoffshorepartners.com

August 12, 2015

KNOT Offshore Partners L.P.

Aberdeen, United Kingdom

Questions should be directed to:

John Costain (+44 7496 170 620)

UNAUDITED CONDENSED CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF OPERATIONS

	Three Months Ended			Six Months Ended
	June 30, 2015	March 31, 2015	June 30, 2014	June 30, 2015	June 30, 2014
(USD in thousands)
Time charter and bareboat revenues (1)	$36,981	$36,071	$22,116	$73,052	$43,882
Loss of hire insurance recoveries	—	—	—	—	—
Other income	2	149	3	151	11

Total revenues	36,983	36,220	22,119	73,203	43,893

Vessel operating expenses	7,164	6,807	4,324	13,971	8,921
Depreciation	11,560	11,400	6,782	22,960	13,562
General and administrative expenses	984	1,068	1,461	2,052	2,504
Goodwill impairment charge	6,217	—	—	6,217	—

Total operating expenses	25,925	19,275	12,567	45,200	24,987

Operating income	11,058	16,945	9,552	28,003	18,906

Finance income (expense):
Interest income	2	1	3	3	4
Interest expense	(4,212)	(4,186)	(3,856)	(8,398)	(6,569)
Other finance expense	(79)	(20)	(914)	(99)	(1,135)
Realized and unrealized gain (loss) on derivative instruments (2)	253	(5,623)	(2,342)	(5,370)	(2,296)
Net gain (loss) on foreign currency transactions	(132)	72	36	(60)	12

Total finance expense	(4,168)	(9,756)	(7,073)	(13,924)	(9,984)

Income (loss) before income taxes	6,890	7,189	2,479	14,079	8,922
Income tax benefit (expense)	(3)	(3)	18	(6)	(1)

Net income (loss)	$6,887	$7,186	$2,497	$14,073	$8,921

Weighted average units outstanding (in thousands of units):
Common units	15,346	13,808	8,719	14,581	8,643
Subordinated units	8,568	8,568	8,568	8,568	8,568
General partner units	488	457	353	472	351

(1)	Time charter revenue for the first and second quarters of 2015 includes a non-cash item of approximately $0.9 million in reversal of contract liability provision and income recognition of prepaid charterhire. In the first and second quarters of 2014 a non-cash item of approximately $0.5 million in reversal of contract liability provision was included.
(2)	The mark-to-market net loss related to interest rate swaps and foreign exchange contracts for the three months ended June 30, 2015 includes unrealized gain of $1.6 million and realized loss of $1.3 million. Of the unrealized gain for this quarter, $0.4 million relates to foreign exchange contracts hedging the Partnership’s operational costs in Norwegian Kroner (NOK).

UNAUDITED CONDENSED CONSOLIDATED AND COMBINED CARVE-OUT BALANCE SHEET

	At June 30, 2015	At December 31, 2014
(USD in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$71,403	$30,746
Amounts due from related parties	97	130
Inventories	791	915
Other current assets	5,886	3,958

Total current assets	78,177	35,749

Long-term assets:
Vessels and equipment:
Vessels	1,235,464	1,131,321
Less accumulated depreciation	(132,408)	(109,464)

Net property, plant, and equipment	1,103,056	1,021,857

Goodwill	—	6,217
Deferred debt issuance cost	3,397	3,959
Derivative assets	955	2,966

Total assets	$1,185,585	$1,070,748

LIABILITIES AND PARTNERS’ EQUITY
Current liabilities:
Trade accounts payable	$2,671	$1,869
Accrued expenses	3,637	2,735
Current portion of long-term debt	42,718	38,718
Derivative liabilities	9,251	7,450
Income taxes payable	18	362
Contract liabilities	1,518	1,518
Prepaid charter and deferred revenue	7,554	6,751
Amount due to related parties	456	628

Total current liabilities	67,823	60,031

Long-term liabilities:
Long-term debt	576,114	562,503
Derivative liabilities	—	—
Contract liabilities	10,516	11,275
Deferred tax liabilities	1,319	1,402
Long-term debt from related parties	—	12,000
Other long-term liabilities	3,286	4,172

Total liabilities	659,058	651,383

Equity:
Partners’ equity:
Common unitholders	416,320	307,544
Subordinated unitholders	99,842	103,680
General partner interest	10,365	8,141

Total partners’ equity	526,527	419,365

Total liabilities and equity	$1,185,585	$1,070,748

APPENDIX A—RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Distributable Cash Flow (“DCF”)

Distributable cash flow represents net income adjusted for depreciation, unrealized gains and losses from derivatives, unrealized foreign exchange gains and losses, goodwill impairment charges, other non-cash items and estimated maintenance and replacement capital expenditures. Estimated maintenance and replacement capital expenditures, including estimated expenditures for drydocking, represent capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by the Partnership’s capital assets. Distributable cash flow is a quantitative standard used by investors in publicly-traded partnerships to assist in evaluating a partnership’s ability to make quarterly cash distributions. Distributable cash flow is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of KNOT Offshore Partners’ performance calculated in accordance with GAAP. The table below reconciles distributable cash flow to net income, the most directly comparable GAAP measure.

(USD in thousands)	Three Months Ended June 30, 2015 (unaudited)	Three Months Ended March 31, 2015 (unaudited)
Net income	$6,887	$7,186
Add:
Depreciation	11,560	11,400
Goodwill impairment charge	6,217	—
Other non-cash items; deferred costs amortization debt	287	284
Unrealized gains (losses) from interest rate derivatives and forward exchange currency contracts	(1,586)	4,597
Less:
Estimated maintenance and replacement capital expenditures (including drydocking reserve)	(6,264)	(6,175)
Deferred revenue	(858)	(858)

Distributable cash flow	$16,243	$16,434
Distributions declared	$14,747	$12,053

Coverage ratio	1.10	1.36

Adjusted EBITDA

Adjusted EBITDA refers to earnings before interest, other financial items, taxes, goodwill impairment charges and depreciation. Adjusted EBITDA is a non-GAAP financial measure used by investors to measure the Partnership’s performance.

The Partnership believes that Adjusted EBITDA assists its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in its industry that provide Adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, taxes, goodwill impairment charges and depreciation, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including Adjusted EBITDA as a financial measure benefits investors in (a) selecting between investing in the Partnership and other investment alternatives and (b) monitoring the Partnership’s ongoing financial and operational strength in assessing whether to continue to hold common units. Adjusted EBITDA is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of Partnership performance calculated in accordance with GAAP. The table below reconciles Adjusted EBITDA to net income, the most directly comparable GAAP measure.

(USD in thousands)	Three Months Ended June 30, 2015 (unaudited)	Three Months Ended March 31, 2015 (unaudited)
Net income	$6,887	$7,186
Interest income	(2)	(1)
Interest expense	4,212	4,186
Depreciation	11,560	11,400
Goodwill impairment charge	6,217	—
Income tax (benefits) expense	3	3
EBITDA	28,877	22,774
Other financial items (a)	(42)	5,571

Adjusted EBITDA	$28,835	$28,345

(a)	Other financial items consist of other finance expense, realized and unrealized gain (loss) on derivative instruments and net gain (loss) on foreign currency transactions.

FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and KNOT Offshore Partners’ operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “project,” “will be,” “will continue,” “will likely result,” “plan,” “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond KNOT Offshore Partners’ control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements include statements with respect to, among other things:

•	market trends in the shuttle tanker or general tanker industries, including hire rates, factors affecting supply and demand, and opportunities for the profitable operations of shuttle tankers;

•	Knutsen NYK’s and KNOT Offshore Partners’ ability to build shuttle tankers and the timing of the delivery and acceptance of any such vessels by their respective charterers;

•	forecasts of KNOT Offshore Partners’ ability to make or increase distributions on its units and the amount of any such increase;

•	KNOT Offshore Partners’ ability to integrate and realize the expected benefits from acquisitions;

•	KNOT Offshore Partners’ anticipated growth strategies;

•	the effects of a worldwide or regional economic slowdown;

•	turmoil in the global financial markets;

•	fluctuations in currencies and interest rates;

•	fluctuations in the price of oil;

•	general market conditions, including fluctuations in hire rates and vessel values;

•	changes in KNOT Offshore Partners’ operating expenses, including drydocking and insurance costs and bunker prices;

•	changes in KNOT Offshore Partners’ ability to make cash distributions on the units or any increases in cash distributions;

•	KNOT Offshore Partners’ future financial condition or results of operations and future revenues and expenses;

•	the repayment of debt and settling of any interest rate swaps;

•	KNOT Offshore Partners’ ability to make additional borrowings and to access debt and equity markets;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	KNOT Offshore Partners’ ability to maintain long-term relationships with major users of shuttle tonnage;

•	KNOT Offshore Partners’ ability to leverage Knutsen NYK’s relationships and reputation in the shipping industry;

•	KNOT Offshore Partners’ ability to purchase vessels from Knutsen NYK in the future;

•	KNOT Offshore Partners’ continued ability to enter into long-term charters, which KNOT Offshore Partners defines as charters of five years or more;

•	KNOT Offshore Partners’ ability to maximize the use of its vessels, including the re-deployment or disposition of vessels no longer under long-term charter;

•	the financial condition of KNOT Offshore Partners’ existing or future customers and their ability to fulfil their charter obligations;

•	timely purchases and deliveries of newbuilds;

•	future purchase prices of newbuilds and secondhand vessels;

•	KNOT Offshore Partners’ ability to compete successfully for future chartering and newbuild opportunities;

•	acceptance of a vessel by its charterer;

•	termination dates and extensions of charters;

•	the expected cost of, and KNOT Offshore Partners’ ability to, comply with governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to KNOT Offshore Partners’ business;

•	availability of skilled labor, vessel crews and management;

•	KNOT Offshore Partners’ general and administrative expenses and its fees and expenses payable under the fleet management agreements and the management and administrative services agreement;

•	the anticipated taxation of KNOT Offshore Partners and distributions to KNOT Offshore Partners’ unitholders;

•	estimated future maintenance and replacement capital expenditures;

•	KNOT Offshore Partners’ ability to retain key employees;

•	customers’ increasing emphasis on environmental and safety concerns;

•	potential liability from any pending or future litigation;

•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•	future sales of KNOT Offshore Partners’ securities in the public market;

•	KNOT Offshore Partners’ business strategy and other plans and objectives for future operations; and

•	other factors listed from time to time in the reports and other documents that KNOT Offshore Partners files with the SEC, including its Annual Report on Form 20-F for the year ended December 31, 2014.

All forward-looking statements included in this release are made only as of the date of this release on. New factors emerge from time to time, and it is not possible for KNOT Offshore Partners to predict all of these factors. Further, KNOT Offshore Partners cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. KNOT Offshore Partners does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in KNOT Offshore Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.